BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	GRASS QOZF, Inc.
Amendment No. 6 to Offering Statement on Form 1-A
Filed May 28, 2021
File No. 024-11204

Dear Staff:

Kindly be advised that GRASS QOZF, Inc. (the “Company”) requests that its Regulation A offering be qualified on Tuesday, June 15, 2021 at 3:00 pm Eastern Time.

Please feel free to contact me if you have any questions.

Sincerely, /s/ Brian Higley Outside Legal Counsel

cc: Don Harmer, CEO